November 18, 2015

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Elio Motors, Inc.
Offering Statement on Form 1-A
Filed on August 28, 2015
File No. 024-10473

Dear Mr. Dobbie:

The undersigned, on behalf of Elio Motors, Inc. hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Elio

Paul Elio
Chief Executive Officer